UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from           to

Commission File No. 001-12907

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

KNOLL RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KNOLL, INC.
1235 Water Street
East Greenville, PA 18041

Knoll Retirement Savings Plan
Financial Statements and Supplementary Schedule
Years ended December 31, 2016 and 2015

Report of Independent Registered Public Accounting Firm

Plan Participants and Plan Administrator
Knoll Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Knoll Retirement Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the years ended December 31, 2016 and 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years ended December 31, 2016 and 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Knoll Retirement Savings Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Kronick Kalada Berdy & Co., P.C.

Kingston, Pennsylvania
June 28, 2017

Knoll Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2016	2015
Assets:
Investments, at fair value	$226,052,186	$203,466,716
Investments, at contract value	53,586,669	55,480,107
Notes receivable from participants	4,685,512	4,699,293
Employer contribution receivable	4,521,973	2,851,565
Total assets	288,846,340	266,497,681
Liabilities:	—	—
Net assets available for benefits	$288,846,340	$266,497,681

See accompanying notes to the financial statements.

Knoll Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,
	2016	2015
Investment income (loss)
Interest and dividends	$8,782,084	$10,886,059
Net appreciation (depreciation) in fair value of investments	10,674,092	(11,676,639)
Total investment income (loss)	19,456,176	(790,580)
Interest income on notes receivable from participants	240,415	250,319
Contributions
Participants	10,385,881	9,272,907
Rollovers	3,278,644	861,462
Employer	8,389,975	4,673,640
Total contributions	22,054,500	14,808,009
Benefits paid to participants	(19,176,149)	(26,293,818)
Administrative expenses	(226,283)	(93,669)
Net increase (decrease)	22,348,659	(12,119,739)
Net assets available for benefits:
Beginning of year	266,497,681	278,617,420
End of year	$288,846,340	$266,497,681

See accompanying notes to the financial statements.

Knoll Retirement Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

1.   Description of Plan
The following description of the Knoll Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions. Copies are available from the Knoll Retirement Plan's Administration Committee.
General
The Plan is a defined contribution plan covering all U.S. employees of Knoll, Inc. (the Company or employer). All employees are eligible at their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Participants can elect to contribute up to 50% of their compensation, as defined, on a pretax basis, after-tax basis, Roth basis, or a combination subject to Internal Revenue Service (IRS) limitations. Participants who are over the age of 50 can elect to make catch-up contributions, subject to Internal Revenue Code limitations. Additionally, participants may contribute amounts representing distributions from other qualified plans.
The Company matches 50% of participant contributions up to a maximum amount of 6% of the participants’ compensation (their “fixed” match) for those participants who are U.S. employees, and no longer participate in any other of the Company’s pension plans. The fixed match is made to the participants’ pretax contributions first, then applied to the participants’ after-tax contributions, if the pretax contributions are less than 6% of compensation.
The Company also, at its discretion, makes an annual profit sharing contribution based on the Company’s financial performance. The amount of the contribution, if made, is equal to a percentage of the participant’s compensation, but in no event will exceed 3% of compensation. To receive a profit sharing contribution, participants must be actively employed at the end of the plan year and no longer accruing additional benefits under any of the Company’s pension plans. There were $4,521,973 discretionary contributions recognized in 2016. There were $2,856,774 discretionary contributions recognized in 2015.
In addition, the Company also makes transitionary contributions to former pension plan participants, calculated based on age and completed years of service. However, these contributions will end with respect to Plan years beginning on or after January 1, 2018.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s fixed match, discretionary profit sharing, and transitionary contributions (when applicable), and an allocation of Plan earnings or losses (including unrealized appreciation or depreciation of Plan assets). Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. Forfeited balances of terminated participants’ nonvested accounts are typically used to reduce future Company contributions to the Plan and administrative expenses. The benefit to which a participant is entitled is the vested portion of the participant’s account balance.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contributions plus actual earnings thereon is based on years of service. Under a graded vesting schedule, a participant is 100% vested after five years of credited service.
Notes Receivable from Participants
Participants may borrow from their vested account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of their vested account balance. Principal and interest must be repaid over a period not to exceed five years, unless the loan is used for a residential purchase. Interest rates are established based on the prime rate provided by the Plan’s trustee on the last business day of the calendar quarter preceding or coinciding with the loan request, plus 2%. All loans are collateralized by the participants’ vested account balance in the Plan and are repaid through payroll deductions.
Administrative Costs
The Plan’s administrative costs, other than those related to the management of investments and transaction fees, which totaled $226,283 and $93,669 for the years ended December 31, 2016 and 2015 respectively, are paid by the Company. Expenses related to the management of investments are allocated to each participant’s account. Allocations are based on participant earnings or account balances, as defined in the Plan Agreement.

Knoll Retirement Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

Forfeited Accounts
As of December 31, 2016 and 2015 forfeited employer matching non-vested accounts amounted to $247,124 and $48,490 respectively. Forfeitures of employer matching non-vested accounts are used for administrative expenses and to reduce the employer’s matching contributions. During the years ended December 31, 2016 and 2015, forfeitures applied against administrative expenses amounted to $59,121 and $72,776 respectively. Forfeitures applied against employer matching contributions during the years ended December 31, 2016 and 2015 amounted to $166 and $181,932, respectively.
Payment of Benefits
On termination of service, a participant will receive a lump-sum amount if the total of their vested account balance does not exceed $1,000. If the vested account balance exceeds $1,000, the assets will generally continue to be held in the Plan until the participants’ normal or early retirement date, however, terminated participants may elect to receive their vested account balance at any time. Upon death, permanent disability, or retirement, a participant or beneficiary may elect to receive a lump-sum payment or periodic installments over a specified period that does not exceed the longest of: ten years, the participant’s life expectancy, or the beneficiary’s life expectancy.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
2.   Summary of Significant Accounting Policies
A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
As described in the appropriate accounting guidance, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts and the contract value of the fully benefit-responsive investment contracts. The Statements of Changes in Net Assets Available for Benefits are prepared using the contract value basis for fully benefit-responsive investment contracts.
Investment Valuation
The Plan's investments are composed of the following:
Mutual funds and equity securities: The Plan’s investments in mutual funds and equity securities are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.
Common collective trusts: The Plan’s interest in common collective trusts is valued at the net asset value (NAV) per unit as determined by the collective trusts as of the valuation date. They are valued on the basis of the relative interest of each participating investor at the fair value of the underlying assets. The NAV is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. There are no unfunded commitments with respect to these investments. Participant-directed redemptions of these investments have no restrictions.
Stable value funds: The Plan's investment in stable value funds are fully benefit-responsive and therefore, contract value is the relevant measurement attribute for the portion of the net assets available for benefits attributable to the fund contract value. The funds' investment objective is to preserve invested principal while providing a competitive current rate of return. The underlying investments of the funds consist primarily of guaranteed investment contracts (GICs), money market funds, money market instruments, repurchase agreements, private placements, bank investment contracts, and synthetic GICs. The funds are not subject to any withdrawal restrictions and distributions may be taken at any time.

Knoll Retirement Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

Investment Income Recognition
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes Plan’s gains and losses on investments bought and sold as well as held during the year.
Investment Fees
Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment earnings activity and are not separately identifiable as an expense.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest rates for outstanding notes receivable ranged from 5.25% to 10.25% as of December 31, 2016. Delinquent notes receivable are recorded as distributions based upon the terms of the Plan document.
Loan origination fees are included in gross loan withdrawals. Origination fees totaled $6,925 and $7,300 for the years ended December 31, 2016 and 2015, respectively.
Payment of Benefits
Benefit payments to participants are recorded when paid.
Recent Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). This ASU supersedes the fair value disclosure requirements in Accounting Standards Codification 820, Fair Value Measurement. The update removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendment also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The amendment is effective for fiscal years beginning after December 15, 2015. The guidance requires the amendment to be applied retrospectively to all periods presented with the option to early adopt. The Plan adopted ASU 2015-07 for the Plan year ended December 31, 2016 and the presentation of the financial statements and notes herein reflect such adoption.
In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient. This three-part standard simplifies employee benefit plan reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures, and provides for a measurement-date practical expedient. Parts I and II are effective for fiscal years beginning after December 15, 2015 and should be applied retrospectively, with early application permitted. Part III is effective for fiscal years beginning after December 15, 2015 and should be applied prospectively, with early application permitted. The Plan adopted the provisions of Part I and II of ASU 2015-12 for the Plan year ended December 31, 2016. There was no effect to the Plan's net assets available for benefits or the changes in net assets. Part III is not applicable to this Plan.

Knoll Retirement Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

3.   Investments
During 2016 and 2015, the Plan’s investments appreciated (depreciated) in fair value (including gains and losses on investments bought, sold, as well as held during the year) as follows:

	Year ended December 31,
	2016	2015
Mutual Funds	$6,112,966	$(11,363,447)
Common/Collective Trusts	3,380,565	—
Knoll Common Stock Fund	1,180,561	(313,192)
	$10,674,092	$(11,676,639)
Investments that represent 10% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2016	2015
Vanguard Windsor II Fund	$48,661,471	$45,670,338
ABN Amro Income Plus Fund H*	48,366,998	55,480,107
American Funds Growth Fund Am**	—	28,741,464
* Amounts represent contract value.
** Amounts did not exceed 10% at December 31, 2016, but are shown for comparison purposes.
4.   Fair Value Measurements
The fair value framework provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.
The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2
Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during the years ended December 31, 2016 and 2015.
Knoll Common Stock Fund: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds: Valued at the closing price reported on the active market on which the individual funds are traded.
Common collective trusts: Valued at the NAV per unit, as a practical expedient to estimate fair value, as determined by the common collective trust as of the valuation date. The net asset value of the funds are calculated daily and distributions from net investment income and net realized gains are retained by and reinvested in the fund.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Knoll Retirement Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2016 and 2015.

	Assets at fair value as of December 31, 2016
Description	Level 1	Level 2	Level 3	Total
Knoll Common Stock Fund	$3,419,234	$—	$—	$3,419,234
Mutual funds	189,827,419	—	—	189,827,419
Total assets in the fair value hierarchy	193,246,653	—	—	193,246,653
Investments measured at net asset value (1)	—	—	—	32,805,533
Investments at fair value	$193,246,653	$—	$—	$226,052,186
(1) In accordance with FASB ASC Subtopic 820-10, an investment measured at fair value using the net asset value per share practical expedient has not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

	Assets at fair value as of December 31, 2015
Description	Level 1	Level 2	Level 3	Total
Knoll Common Stock Fund	$2,485,247	$—	$—	$2,485,247
Mutual funds	200,981,469	—	—	200,981,469
Investments at fair value	$203,466,716	$—	$—	$203,466,716

5.   Related Party Transactions
At December 31, 2016 and 2015, the Plan held investments totaling $3,419,234 and $2,485,247 respectively, in shares of common stock of the Company. Dividend income on Company stock totaled $76,371 and $65,056 for the years ended December 31, 2016 and 2015, respectively. Total shares at December 31, 2016 and 2015 equaled 123,260 and 132,194, respectively.
Shares held in the Knoll Common Stock Fund may be sold at any time at participant discretion at the closing price of the Knoll, Inc. common stock on the New York Stock Exchange.
Certain Plan investments are shares of registered investment companies (mutual funds) managed by Vanguard Fiduciary Trust Company, the trustee as defined by the Plan. Additionally, the Plan issues loans to participants, which are secured by the balances in participant’s accounts. These transactions qualify as party-in-interest transactions. All other transactions which may be considered party-in-interest transactions relate to normal plan management and administrative services, and the related payment of fees.
Certain administrative functions of the plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.
6.   Income Tax Status
The Plan has been operating under a determination letter from the IRS dated May 15, 2013, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code.
U.S. GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2013.

Knoll Retirement Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

7.   Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Supplemental Schedule

Knoll Retirement Savings Plan
EIN 13-3873847, Plan 002

Schedule H, Line 4(i)—
Schedule of Assets (Held at End of Year)
December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	Vanguard Windsor II Fund Adm	Mutual Fund	**	$48,661,471
	ABN Amro Income Plus Fund H	Stable Value Fund	**	48,366,998
	Harbor Capital Apprec Instit	Mutual Fund	**	28,333,621
	NT C SP500 DC NL T3	Common/Collective Trust	**	18,738,195
*	Vanguard Inst Target Ret 2020 Fund	Mutual Fund	**	17,597,963
*	Vanguard Inst Target Ret 2025 Fund	Mutual Fund	**	17,492,981
*	Amer Funds EuroPacific Gr	Mutual Fund	**	12,518,162
	NT C Ext Mkt Ind DC NL T3	Common/Collective Trust	**	12,332,314
	Met West Total Ret Bond P	Mutual Fund	**	11,967,251
*	Vanguard Inst Target Ret 2030 Fund	Mutual Fund	**	11,001,191
*	Vanguard Explorer Adm	Mutual Fund	**	9,148,031
*	Vanguard Inst Target Ret 2015 Fund	Mutual Fund	**	8,672,393
*	Vanguard Inst Target Ret 2035 Fund	Mutual Fund	**	6,631,455
*	Vanguard Retirement Savings Trust III	Stable Value Fund	**	5,219,671
*	Vanguard Inst Target Ret 2040 Fund	Mutual Fund	**	4,272,989
*	Vanguard Target Ret Income Fund	Mutual Fund	**	3,430,025
*	Knoll Common Stk	Company Stock Fund	**	3,419,234
*	Vanguard Inst Target Ret 2045 Fund	Mutual Fund	**	2,689,030
*	Vanguard Inst Target Ret 2010 Fund	Mutual Fund	**	2,550,870
*	Vanguard Inst Target Ret 2050 Fund	Mutual Fund	**	1,354,842
	GS Sm Cap Val R6	Mutual Fund	**	1,194,624
	NT C Agg Bd NL T3	Common/Collective Trust	**	1,136,600
	MFS Mid Cap Value R5	Mutual Fund	**	812,755
*	Vanguard Inst Target Ret 2055 Fund	Mutual Fund	**	758,565
	NT C ACWI ex-US IMI T3	Common/Collective Trust	**	598,425
	MM Sel MdCp Gro Eq II C I	Mutual Fund	**	573,219
*	Vanguard Inst Target Ret 2060 Fund	Mutual Fund	**	165,982
*	Participant Loans	Interest Rates ranging from 5.25% - 10.25%	$0	4,685,512
				$284,324,367

*               Party-in-interest to the Plan, as defined by ERISA.
**             Cost is not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Knoll Retirement Plans Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KNOLL RETIREMENT SAVINGS PLAN

Date: June 28, 2017	By:	/s/ Brian J. Reuter

Brian J. Reuter

Authorized Committee Member

Date: June 28, 2017	By:	/s/ Charles W. Rayfield

Charles W. Rayfield

Authorized Committee Member